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Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
February 9, 2022

Manulife declares common share dividend

Toronto - Manulife’s Board of Directors today announced a quarterly shareholders’ dividend of $0.33 per share on the common shares of Manulife Financial Corporation (the “Company”), payable on and after March 21, 2022 to shareholders of record at the close of business on February 23, 2022.

In respect of the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, the Company will purchase common shares on the open market in connection with the reinvestment of dividends and optional cash purchases under these plans. The purchase price of these common shares will be based on the average of the actual cost to purchase them and there are no applicable discounts.

About Manulife
Manulife Financial Corporation is a leading international financial services provider that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our global wealth and asset management segment, we serve individuals, institutions and retirement plan members worldwide. Our principal operations are in Asia and Canada, and the United States, where we have served customers for more than 155 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong. In the previous 12 months we made CAD$31.8 billion in payments to our customers.

Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Media Relations Contact: Cheryl Holmes Manulife 416-557-0945 cheryl_holmes@manulife.com	Investor Relations: Hung Ko Manulife 416-806-9921 hung_ko@manulife.com